Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$
Available earnings:
Earnings before income taxes	25	1
Add fixed charges:
Interest expense incurred	17	16
Amortization of debt expense and discount	—	1
Interest portion of rental expense (1)	2	2
Total earnings as defined	44	20
Fixed charges:
Interest expense incurred	17	16
Amortization of debt expense and discount	—	1
Interest portion of rental expense (1)	2	2
Total fixed charges	19	19
Ratio of earnings to fixed charges	2.3	1.1

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).